

4326746

Secretary of State
Statement and Designation by Foreign Corporation

S&DC-S/N

IMPORTANT — Read instructions before completing this form.

Must be submitted with a current **Certificate of Good Standing** issued by the government agency where the corporation was formed. See Instructions.

Filing Fee – **$100.00** (for a foreign stock corporation) or **$30.00** (for a foreign nonprofit corporation)

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: Corporations may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to *https://www.ftb.ca.gov.*

FILED IMC
Secretary of State
State of California
OCT 14 2019

1CC This Space For Office Use Only

1. Corporate Name (Go to *www.sos.ca.gov/business/be/name-availability* for general corporate name requirements and restrictions.)

READYB, INC.

2. Jurisdiction (State, foreign country or place where this corporation is formed - **must** match the Certificate of Good Standing provided.)

Delaware

3. Business Addresses (Enter the **complete** business addresses. Items 3a and 3b cannot be a P.O. Box or "in care of" an individual or entity.)

a. Initial Street Address of Principal Executive Office - Do not enter a P.O. Box	City (no abbreviations)	State	Zip Code
8 The Green, Suite A	Dover	DE	19901
b. Street Address of Principal Office in California, if any - Do not enter a P.O. Box	**City (no abbreviations)**	**State**	**Zip Code**
23371 Mulholland Dr., #226	Woodland Hills	CA	91364
c. Mailing Address of Principal Executive Office, if different than item 3a	**City (no abbreviations)**	**State**	**Zip Code**

4. Service of Process (Must provide either Individual OR Corporation.)

INDIVIDUAL – Complete Items 4a and 4b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is not a corporation)	Middle Name	Last Name	Suffix
Lana		Kaydanik	

b. Street Address (if agent is not a corporation) - Do not enter a P.O. Box	City (no abbreviations)	State	Zip Code
23371 Mulholland Dr., #226	Woodland Hills	CA	91364

CORPORATION – Complete Item 4c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 4a or 4b

5. Read and Sign Below (See instructions. Office or title not required.)

I am a corporate officer and am authorized to sign on behalf of the foreign corporation.

Signature: [signature]

Lana Kaydanik
Type or Print Name

S&DC-S/N (REV 06/2019)

2019 California Secretary of State
bizfile.sos.ca.gov

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "READYB, INC." IS DULY INCORPORATED

UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND

HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS

OFFICE SHOW, AS OF THE TENTH DAY OF OCTOBER, A.D. 2019.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "READYB, INC."

WAS INCORPORATED ON THE EIGHTEENTH DAY OF SEPTEMBER, A.D. 2019.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES

HAVE BEEN ASSESSED TO DATE.



Jeffrey W. Bullock, Secretary of State

7613664 8300

SR# 20197486544

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203767226

Date: 10-10-19